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January 5, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Andrew Blume Martin James Geoff Kruczek Jay Ingram

Re:	Callaway Golf Company Registration Statement on Form S-4 Filed November 24, 2020 File No. 333-250903

Dear Sirs:

We are in receipt of the comment letter dated December 21, 2020 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Registration Statement (the “Registration Statement”). We are responding to the Staff’s comments on behalf of Callaway Golf Company (“Callaway” or the “Company”) as set forth below. The Company today filed Amendment No. 1 to the Registration Statement (“Amendment No. 1”) in response to the Staff’s comments.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comments and the Company’s response for each item below.

Registration Statement on Form S-4 filed November 24, 2020

Treatment of Topgolf Equity Awards . . . ,, page 5

1.	Please provide an example that shows how the formula you discuss will operate in practice.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 119 and 134 of Amendment No. 1 to provide an illustrative example.

January 5, 2021

Completion of the Merger may trigger change in control . . . ,, page 30

2.	Please revise to clarify whether the change in control provisions discussed here will actually be triggered and, if so, quantify the amounts to be paid.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Topgolf is a party to agreements with two counterparties that, pursuant to their terms, require Topgolf to obtain the consent of such counterparty due to the change in control of Topgolf contemplated by the Merger. Topgolf plans to engage in discussions with these counterparties to obtain their consent to the change in control contemplated by the Merger. These agreements to which Topgolf is a party, however, do not require payment upon a change in control pursuant to their terms, and whether or not such counterparties will attempt to obtain compensation for such consent is uncertain. Accordingly, the Company and Topgolf are unable to quantify the amount of potential payments, if any, at this juncture. In response to the Staff’s comment, the Company has revised the disclosure on page 31 of Amendment No. 1 to provide further context.

The Merger, page 82

3.

Based on your disclosures within this filing and on page 27 of your Form 10-Q for the quarterly period ended September 30, 2020, we note that you have made multiple investments in Topgolf International, Inc. (“Topgolf”), resulting in an ownership interest of approximately 14.3%, and that you account for the investment at cost less impairments. Please address the following comments related to your pre-existing Topgolf investment:

•	Tell us, in number of shares and dollar amounts, how your investment balance is split between common and preferred stock. Also tell us, by fiscal year, each material investment you have made.

•

Considering your investment balance has included several discrete purchases over time, including a Series H preferred stock investment in September 2020, please tell us why such subsequent investments do not represent observable price changes in orderly transactions under ASC 321-10-35-2 that require remeasurement of your investment.

Response: The Company respectfully acknowledges the Staff’s comment. The tables below present a summary of Callaway’s investments in Topgolf by year, including the total number of shares and approximate dollar amounts split between common stock and preferred stock of Topgolf:

Summary of shares	Shares	Amount
Preferred stock	24,221,928	$108,647,000
Common stock	383,422	2,795,000

	24,605,350	$111,442,000

January 5, 2021

Investments by year
Fiscal Year	Preferred Stock	Common Stock (2)	Total
2011	$20,600,000	$—	$20,600,000
2012	99,000	—	99,000
2013	10,457,000	—	10,457,000
2014	19,521,000	—	19,521,000
2015	1,699,000	939,000	2,638,000
2016 (1)	(4,642,000)	323,000	(4,319,000)
2017	21,499,000	—	21,499,000
2018	210,000	1,533,000	1,743,000
2019	17,896,000	—	17,896,000
2020	21,308,000	—	21,308,000

	$108,647,000	$2,795,000	$111,442,000

(1)

In 2016, the Company invested an aggregate amount of approximately $1,448,000 in preferred stock and common stock of Topgolf, and sold approximately $5,767,000 or 10% of its investment in Topgolf under a repurchase program in effect at the time.

(2)

Topgolf did not issue common stock after 2011. The common stock noted in the table represents immaterial purchases from individual employees who approached Callaway and other significant stockholders of Topgolf to purchase their shares as they left the company in an effort to liquidate their holdings.

Topgolf is a privately held company, and as such, the shares of common and preferred stock comprising the Company’s investment are illiquid and their fair value is not readily determinable. The Company accounts for changes in fair value in accordance with ASC 321-10-35-2, which states that an entity may elect to measure an equity security without a readily determinable fair value at its cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer.

ASC 321-10-35-2 defines an orderly transaction as a transaction that assumes exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities; it is not a forced transaction (for example, a forced liquidation or distress sale).

The Company owns many different series of Topgolf’s preferred stock. As the Company completed each of the transactions listed above, it performed an evaluation of each, noting that either the new series of preferred stock was dissimilar from the other series of preferred stock owned by the Company, with substantially different conversion, redemption, liquidation and/or other rights from the other series of Topgolf shares held by the Company or the investments were not acquired in orderly transactions as defined by ASC 321-10-35-2, as these transactions were not exposed to the market and were not subject to marketing activities.

In September 2020, the Company invested $14,638,000 in cash and converted an outstanding note receivable including accrued interest of $6,670,000, into shares of Series H preferred stock of Topgolf. The Company did not remeasure its investment in the other series of common and preferred stock of Topgolf based on this transaction as it does not believe that the Series H preferred stock financing represented an observable price change in an orderly transaction for the identical or a similar investment of the same issuer based on the following factors:

a.

Due to the impact of the COVID-19 pandemic, Topgolf was forecasting that it would be noncompliant with the financial maintenance covenant under its existing lending arrangements as of September 17, 2020. Topgolf’s lenders required Topgolf to raise $180 million in equity financing as part of the amendment that, among other things, waived or provided increased flexibility to Topgolf’s covenant compliance until June 2022. Without it, Topgolf would not have been in compliance with its covenants and therefore in default of its credit agreement, which could have resulted in Topgolf’s lenders accelerating the debt and/or exercising remedies with respect to the collateral securing the debt, which includes the stock of Topgolf’s subsidiaries, and Topgolf may have lost further access to financing. Accordingly, this transaction was completed quickly.

b.

There was no exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions.

January 5, 2021

c.	The seller (Topgolf) only approached existing Topgolf stockholders for this transaction, and it was not announced or marketed to any outside parties.

d.	There was no formal valuation performed to determine the price per share. The pricing was internally negotiated between Topgolf and its majority stockholders.

e.

The Series H preferred stock is a new series of shares with different conversion, redemption, liquidation and other rights from the other series of Topgolf preferred stock. Additionally, the shares of Topgolf Series H preferred stock accrue a substantially higher liquidation preference of interest in kind than all other series of preferred stock held by the Company. As such, the Company does not believe that the shares of Series H preferred stock are identical or a similar investment as the other shares of preferred and common stock that it owns of Topgolf.

Based on these factors as well as the Company’s evaluations of its prior investments in Topgolf shares, the Company determined that there has not been an observable price change as a result of an orderly transaction for the identical or similar investment in Topgolf, and therefore has not remeasured the fair value of its other series or classes of Topgolf stock. The Company anticipates that upon closing of the Merger, it will write its investment up based on the final purchase price for the transaction and record a gain for the difference between the purchase price per share and the current cost basis of its investment.

Certain Topgolf Unaudited Financial Forecasts, page 113

4.	Please revise to explain the assumptions underlying the forecasted revenue growth for the years presented. Include any material assumptions related to COVID-19 and its effect on your business.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 115 of Amendment No. 1 to further explain the assumptions underlying the forecasted revenue growth for the years presented.

Equity Awards Under the 2004 Incentive Plan, page 116

5.	Please revise to clarify the performance conditions applicable to the PRSUs awarded in connection with the merger.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 118 of Amendment No. 1.

January 5, 2021

Topgolf Make-Whole Payments, page 120

6.	Please disclose who received the payments and the amounts received.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 121 and 122 of Amendment No. 1.

Grant of Callaway Equity Awards, page 121

7.

We note that “certain” employees, including Mr. Davenport, will receive the equity awards you discuss. Revise to clarify who are these employees and the amounts of the awards. We note, in this regard, the disclosure on page 96 that the purpose of such awards is to incentivize the Topgolf management team.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 123 of Amendment No. 1.

Consequences of the Merger to U.S. Holders of Topgolf Stock, page 125

8.

We note that you intend for the transaction to qualify as a reorganization under Section 368(a) of the Code, please revise your disclosures here to more clearly state counsel’s tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19. Add risk factor disclosure, as appropriate.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 127 and 128 of Amendment No. 1.

Topgolf’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Topgolf Performance Measures, page 199

9.

You disclose on the top of page 201 that the change in Topgolf’s same venue sales was (15.8)% for the first three quarters of 2020. Please explicitly disclose within this section that the measure excludes venues that were closed as a result of the COVID-19 pandemic.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 204 of Amendment No. 1.

Exclusive Forum, page 251

10.

We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or

January 5, 2021

liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company respectfully acknowledges the Staff’s comment. The Company acknowledges that the forum selection provisions contained in each of the Callaway Bylaws and the Topgolf Bylaws would not apply to suits arising under the Securities Exchange Act of 1934, and it further acknowledges that with respect to suits arising under the Securities Act of 1933, the enforceability of forum selection provisions has been challenged in legal proceedings and that it is possible that, in connection with any applicable action brought against Callaway or Topgolf, a court could find the forum selection provision contained in the Callaway Bylaws or the Topgolf Bylaws, respectively, with respect to any such suit to be inapplicable or unenforceable in such action. Accordingly, in response to the Staff’s comment, the Company has revised its disclosure on page 256 of Amendment No. 1 to provide such clarifications, and the Company agrees that it will include disclosure to the same effect in future filings relating to the discussion of actions for which the Court of Chancery of the State of Delaware will be the exclusive forum.

Topgolf International, Inc. Audited Consolidated Financial Statements

Report of Independent Auditors, page F-2

11.

Please have the auditors revise their report to correctly opine on the consolidated financial position of Topgolf International, Inc. at December 29, 2019 and December 30, 2018, and the results of its operations and its cash flows for the three years then ended.

Response: In response to the Staff’s comment, the Report of Independent Auditors on page F-2 of Amendment No. 1 has been revised to clarify the years covered by such report.

Notes to Consolidated Financial Statements Property and Equipment, page F-9

12.

We note your disclosure that buildings capitalized in conjunction with deemed landlord financings are depreciated, less residual value, over the 20 year term of the lease. Please tell us the specific building assets that you believe will have residual value at the end of the lease term and explain why they will have value that is recoverable by you in the event the lease is not renewed. In addition, tell us your basis in GAAP for deducting residual value in arriving at the depreciation expense recorded over the 20-year lease term and explain how you arrived at the residual values used.

January 5, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that certain of Topgolf’s venues (typically, a three-story structure ranging between 48,000 and 68,000 square feet) are accounted for under ASC 842-40 as ‘build-to-suit’ transactions, because Topgolf controls the asset being constructed before the lease commencement date. Accordingly, Topgolf recognizes the asset being constructed during the construction period as the costs are incurred to construct the asset. Topgolf recognizes a construction advances liability equal to the capitalized costs that are not paid for by the lessee (i.e., paid for by the lessor). Upon completion of the construction and commencement of the lease period, Topgolf applies the sale and leaseback guidance in ASC 842 to determine whether the underlying asset and respective construction advances liability should be derecognized. When the application of the sale and leaseback guidance results in a sale, the asset on Topgolf’s balance sheet and the corresponding liability are derecognized with the resulting gain or loss deferred and amortized over the lease term. When the application of the sale and leaseback guidance results in a failed sale, the asset remains on Topgolf’s balance sheet, and the liability is accounted for as a deemed landlord financing obligation. The underlying capitalized asset is depreciated over the period Topgolf controls the asset (i.e., the initial lease term of 20 years, which is shorter than the asset’s estimated useful life of 40 years, resulting in a residual value upon the end of the initial lease term), and Topgolf recognizes a proportionate amount of interest expense using the effective-interest-rate method and reduces the financing liability as lease payments are made. In accordance with ASC 360-10-35-4, Topgolf depreciates the underlying asset’s cost less residual value. Topgolf estimates the residual value of the underlying asset to approximate the estimated fair value of the underlying asset at the end of the initial lease term. At the end of the initial lease term, if Topgolf fails to renew the lease, Topgolf would then recognize the sale of the asset by derecognizing the carrying amount of the deemed landlord financing liability and derecognizing the carrying amount of the underlying asset.

Revenue Recognition, page F-10

13.

We note that you recognize revenues from purchases of virtual currency over the average life of a player. Please quantify for us the amount of these revenues and tell us why you do not recognize such revenues when the virtual currency is redeemed. In addition, tell us if you recognize virtual currency sales on a gross or net basis for purchases made through storefronts and payment processors and explain how you determined your treatment complied with ASC 606-10-55-36 through -40. We note your disclosure on page 187 that storefronts “generally” charge you 30% of customer payments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Topgolf’s revenues from the purchases of virtual currency totaled $14.3 million in fiscal year 2019, or 1.3% of consolidated revenue. As of December 29, 2019, virtual currency deferred revenue was $1.1 million with a deferral period ranging from four to five months. Virtual currency is redeemed for virtual items used within the WGT digital golf game, such as virtual golf balls, clubs and clothing. Topgolf does not recognize such revenues when the virtual currency is redeemed because of Topgolf’s performance obligation to provide the virtual item for use within the game, in conjunction with the overall game experience, over a period of time. As a result, virtual currency revenue recognition is deferred over the period that the virtual items are consumed.

January 5, 2021

Virtual currency sales are recognized on a gross basis for purchases made through storefronts and payment processors. Topgolf is considered the principal in the transaction and therefore, this treatment complies with ASC 606-10-55-36 through -40, because Topgolf (i) controls the digital game, including the additional content and features provided upon redemption of the virtual currency, (ii) is primarily responsible for the performance of the digital game, including the additional content and features provided upon redemption of the virtual currency and (iii) has discretion in establishing price.

Note 10. Leases, page F-21

14.

Please clarify for us how you account for leasing arrangements under ASC 842 where you are deemed the owner of the assets during construction. In doing so, ensure your response addresses the following items:

•

Citing authoritative accounting guidance, specify how you account for these arrangements prior to and upon commencement of the lease. Explain how you evaluate them under sale and leaseback guidance and tell us whether and the extent to which you account for the transfers as sales and/or financings. See ASC 842-40-25 and ASC 842-40-30.

•

We note that you capitalize the construction costs funded by landlords related to leased premises and “recognize a corresponding liability for those costs as construction advances during the construction period or deemed landlord financing following the opening of the venue.” Tell us and disclose the amount of this obligation that relates to advances during the construction period and the amount that relates to post-opening deemed landlord financing. Also tell us, and revise your disclosures to clarify, if the post-opening obligation represents financing obligations related to transactions that did not qualify as sales.

•

We note your disclosure in footnote 6 on page F-18 that your “buildings” line item includes capitalized landlord construction costs where you are deemed to be the accounting owner. To the extent not addressed above, tell us and revise your disclosures to specify what this balance represents. For example, disclose if the balance represents leased assets related to transactions accounted for as financings.

•	To the extent applicable, provide the disclosures required by ASC 842-40-50-2.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that certain of Topgolf’s venues (typically, a three-story structure ranging between 48,000 and 68,000 square feet) are accounted for under ASC 842-40 as ‘build-to-suit’ transactions because Topgolf controls the asset being constructed before the lease commencement date. Accordingly, Topgolf recognizes the asset being constructed during the construction period as the costs are incurred to construct the asset. Topgolf recognizes a construction advances liability equal to the capitalized cost that are not paid for by the lessee (i.e., paid for by the lessor). Upon completion of the construction and commencement of the lease period, Topgolf applies the sale and leaseback

January 5, 2021

guidance in ASC 842 to determine whether the underlying asset and respective construction advances liability should be derecognized. When the application of the sale and leaseback guidance results in a sale, the asset on Topgolf’s balance sheet and the corresponding liability are derecognized with the resulting gain or loss deferred and amortized over the lease term. When the application of the sale and leaseback guidance results in a failed sale, the asset remains on Topgolf’s balance sheet, and the liability is accounted for as a deemed landlord financing obligation.

The Company also respectfully advises the Staff that during Topgolf’s fiscal year ended December 29, 2019, three venues were accounted for as sales upon completion of construction, three venues were accounted for as failed sales upon completion of construction and one venue was accounted for as a sale post-opening in accordance with ASC 842. Construction advances as disclosed on the balance sheet pertain to lessor financings for venues under construction, while deemed landlord financing as disclosed on the balance sheet pertains to lessor financings for venues following the completion of the construction and commencement of the lease period.

In response to the Staff’s comment, the Company has revised its disclosure on pages 221, 224, F-18 and F-23 of Amendment No. 1.

Note 16. Commitments and Contingencies, page F-31

15.

We note from your disclosure on page F-24 that you recorded a regulatory settlement reserve of approximately $1.8 million during fiscal 2019. To the extent it is reasonably possible you will incur losses in excess of recorded amounts related to this and/or other contingent liabilities, please provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. Alternatively, if no amount of loss in excess of recorded amounts is believed to be reasonably possible, please state this in your disclosure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-31 of Amendment No. 1.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-53

16.

We note your disclosure on pages 116 and 121 that you will grant restricted stock units and performance-based restricted stock units to your executive officers and “certain employees” of Topgolf in connection with the merger. Considering these awards are being granted in connection with the merger and vest over several years, please reflect their impact within your pro forma balance sheet and statements of operations or tell us why you believe such pro forma adjustments are not required.

Response: The Company respectfully acknowledges the Staff’s comment. In connection with the Merger, Callaway expects to grant restricted stock units and performance-based restricted stock units to certain Topgolf and Callaway employees. Accordingly, in response to the Staff’s comment, the Company has revised the pro forma statements of operations for the twelve months ended December 31, 2019 and the nine months ended September 30, 2020 on pages F-55 and F-56 and the related footnotes on pages F-61 through F-63 of Amendment No. 1 to reflect an adjustment for recurring stock compensation expense for stock awards that will be granted in connection with the Merger.

January 5, 2021

Unaudited Pro Forma Condensed Combined Balance Sheet, page F-54

17.

We note your disclosure on page 120 that a consulting agreement with WestRiver Management, LLC will terminate upon consummation of the merger and require a termination payment. Please reflect this termination fee within your pro forma balance sheet or tell us why you believe a pro forma adjustment is not required.

Response: The Company respectfully acknowledges the Staff’s comment and submits that the only payments due to WestRiver Management, LLC (“WestRiver”) in connection with the termination of the consulting agreement are those amounts that are payable to WestRiver pursuant to the terms of the consulting agreement through the Effective Time, including fees for services rendered and reimbursable expenses. Accordingly, in response to the Staff’s comment, the Company has revised its disclosure on page 121 of Amendment No. 1 to clarify the types of payments that are due to WestRiver.

18.

We note your disclosure on page F-61 that you recorded a pro forma adjustment to eliminate Topgolf’s historical accumulated deficit balance of $840.9 million. Please tell us and disclose the nature of the remaining adjustments to the retained earnings line item.

Response: The Company respectfully acknowledges the Staff’s comment. Pro forma adjustments to retained earnings include the elimination of Topgolf’s historical accumulated deficit as well as (i) the recognition of an after-tax gain of $141.6 million to step-up the Company’s pre-merger investment in Topgolf to its fair value, (ii) an accrual for estimated transaction costs to be incurred by Callaway of $24.7 million and (iii) the recognition of stock compensation expense of $5.8 million for stock awards to be granted in connection with the Merger, as reflected in the revised pro forma condensed combined balance sheets on page F-54 and the related footnote disclosure on pages F-61 through F-63 of Amendment No. 1.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page F-57

19.

We note the disclosure on page 42 of your Form 10-Q for the quarterly period ended September 30, 2020 that, in response to the COVID-19 pandemic, there were temporary reductions in salaries and certain benefits for all employees and voluntary reductions in compensation by the Board of Directors, the Chief Executive Officer and other members of senior management. We also note the disclosure on page 120 of the Form S-4 that Topgolf was permitted under the merger agreement to pay make-whole payments to Topgolf service providers who had taken voluntary reductions in salaries in response to the COVID-19 pandemic, including all of Topgolf’s executive officers. Please tell us and disclose within the footnotes of your pro forma financial statements the nature and amount of any “temporary” expense reductions that are not reflected in the historical financial statements but will resume going forward.

January 5, 2021

Response: The Company respectfully acknowledges the Staff’s comment. In response to the COVID-19 pandemic, the Company took proactive steps to protect its employees and business, including a reduction in costs. These cost reductions included a temporary reduction in salaries and certain benefits for all employees and voluntary reductions in compensation by the Board of Directors, the Chief Executive Officer and other members of senior management commencing in late March 2020 (the “Temporary Compensation Reductions”). These Temporary Compensation Reductions were reinstated to normal levels during the third and fourth quarters of 2020, resulting in cost savings of approximately $6 million for the first nine months of 2020. In addition, given the better-than-expected recovery in the Company’s business, the amounts that were temporarily reduced were retroactively reinstated and paid to employees (other than the executive officers and Board of Directors) during the fourth quarter of 2020 in the amount of approximately $4 million. As a result, the Company’s net savings for full year 2020 related to the Temporary Compensation Reductions were approximately $2 million.

In addition to the Temporary Compensation Reductions, the Company also had decreased operating expenses due to the lower sales levels and other effects of the COVID-19 pandemic. These decreased operating expenses related to a reduction in employee costs (including a reduction or elimination of commissions, incentive plan payouts, and 401(k) Company matching contributions) as well as the elimination of positions and furloughed employees, reduced travel and entertainment expenses, and lower marketing expenses. As the Company’s business continues to recover, it is expected that much of the decreased operating expenses will also be restored in addition to any new investments in the Company’s business.

Topgolf also implemented temporary cost reductions in corporate and operating expenses in 2020 in response to the COVID-19 pandemic including reductions in employee costs (including the temporary furlough of a large number of employees and a reduction or elimination of incentive plan payouts and 401(k) matching contributions), travel and entertainment expenses, marketing expenses, talent acquisition expenses, and variable real estate costs, among others. These cost reductions also included voluntary reductions in compensation by Dolf Berle, Chief Executive Officer, William Davenport, Chief Financial Officer, and Erik J Anderson, Executive Chairman, as well as certain other Topgolf service providers commencing in the second quarter of 2020. Due to the improvement in Topgolf’s business results, these voluntary reductions were discontinued in the third quarter of 2020 and Topgolf paid back the voluntary reductions to the respective employees in the fourth quarter of 2020 in the amount of approximately $759,000. As Topgolf’s business continues to recover, it is expected that much of the decrease in corporate and operating expenses will also be restored in addition to any new investments in Topgolf’s business.

In response to the Staff’s comment, the Company has revised the footnote disclosures on pages F-58 and F-59 of Amendment No. 1 to describe the nature and amount of the temporary cost savings mentioned above that Callaway and Topgolf expect to resume in future periods.

20.

We note that the accumulated deficit, net loss before income taxes and net loss amounts presented in the historical Topgolf columns of the pro forma statements are not consistent with its historical financial statements elsewhere in the filing. Please revise the basis of presentation note to briefly describe the reclassifications or other adjustments made that resulted in these changes to the Topgolf historical financial statements, or advise us.

Response: In response to the Staff’s comment, the Company has revised the accumulated deficit, net loss before income taxes and net loss amounts presented in the historical Topgolf columns of the pro forma statements on pages F-54 through F-56 of Amendment No. 1 to be consistent with its historical financial statements elsewhere in the filing. All other adjustments have been reflected as pro forma adjustments and the Company has updated the related footnote disclosures on pages F-61 through F-63 of Amendment No. 1 to describe these amounts.

*                *                 *                *                *

January 5, 2021

Please do not hesitate to contact me at (858) 523-5407 with any questions regarding this correspondence. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Craig M. Garner

Craig M. Garner of LATHAM & WATKINS LLP

cc:	Brian P. Lynch, Callaway Golf Company
William Davenport, Topgolf International, Inc.
Kevin C. Reyes, Latham & Watkins LLP
James R. Griffin, Weil, Gotshal & Manges LLP
David B. Gail, Weil, Gotshal & Manges LLP
Kevin J. Sullivan, Weil, Gotshal & Manges LLP